UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (date of earliest event reported): November 5, 2026

DRILLING TOOLS INTERNATIONAL CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-41103	87-2488708
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

10370 Richmond Ave., Suite 1000 Houston, Texas	77042
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (832) 742-8500

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s)	Name of each exchange on which registered:
Common stock, par value $0.0001 per share	DTI	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01.	Regulation FD Disclosure.

Attached as Exhibit 99.1 to this Current Report on Form 8-K is an investor presentation that Drilling Tools International Corporation (the “Company”) plans to use for investor relations and other purposes.

The information in this report and the exhibits attached hereto shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filing.

Item 9.01.	Financial Statements and Exhibits

(d) Exhibits

99.1	Investor Presentation (Winter 2026)

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 5, 2026

DRILLING TOOLS INTERNATIONAL CORPORATION

By:	/s/ David R. Johnson
David R. Johnson
Chief Financial Officer
(Principal Financial and Accounting Officer)

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Exhibit 99.1 NASDAQ: DTI At the Core of Drilling Investor Presentation · Winter 2026 dti.inc

2 Forward -Looking Statements General: Drilling Tools International Corporation (“DTI”) is making this presentation available No Offer or Solicitation: This presentation is for informational purposes only and Non-GAAP Financial Measures: This presentation includes certain in connection with the release of its financial results for the three months ended September does not constitute an offer to sell or the solicitation of an offer to buy any financial measures not presented in accordance with generally accepted 30, 2026. The information contained in this presentation does not purport to be all-inclusive securities, or a solicitation of any vote or approval, nor shall there be any sale of accounting principles (“GAAP”), including, but not limited to: Adjusted or to contain all information that prospective investors may require. Prospective investors securities in any jurisdiction in which such offer, solicitation or sale would be EBITDA, Adjusted EBITDA Margin, Adjusted Net Income (Loss), are encouraged to conduct their own analysis and review of information contained in this unlawful prior to registration or qualification under the securities laws of any such Adjusted Free Cash Flow, Adjusted Free Cash Flow Margin, Net Debt, presentation as well as important additional information through the Securities and jurisdiction. No offering of securities shall be made except by means of a Leverage Ratio and certain ratios and other metrics derived therefrom. Exchange Commission’s (“SEC”) EDGAR system at www.sec.gov and on our website at prospectus meeting the requirements of Section 10 of the Securities Act of 1933, Note that other companies may calculate these non-GAAP financial https://investors.dti.inc. as amended. measures differently, and, therefore, such financial measures may not be directly comparable to similarly titled measures of other companies. Forward-Looking Statements: This presentation and the oral statements made in connection Industry, Market Data and Partnerships: In this presentation, DTI relies on and Further, these non-GAAP financial measures are not measures of herewith include “forward-looking statements” within the meaning of the “safe harbor” refers to certain information and statistics regarding the markets and industries in financial performance in accordance with GAAP and may exclude items provisions of the Private Securities Litigation Reform Act of 1995. DTI’s actual results may which DTI competes. Such information and statistics are based on management’s that are significant in understanding and assessing DTI’s financial results. differ from its expectations, estimates and projections, and, consequently, you should not estimates and/or obtained from third-party sources, including reports by market Therefore, these measures should not be considered in isolation or as an rely on these forward-looking statements as predictions of future events. The words research firms and company filings. While DTI believes such third-party information alternative to net income (loss), net cash (used in) provided by operating “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” is reliable, there can be no assurance as to the accuracy or completeness of the activities or other measures of profitability, liquidity or performance “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar indicated information. DTI has not independently verified the accuracy or under GAAP. You should be aware that DTI’s presentation of these expressions may identify forward-looking statements, but the absence of these words does completeness of the information provided by the third-party sources. This measures may not be comparable to similarly titled measures used by not mean that a statement is not forward looking. These forward-looking statements include, presentation contains descriptions of certain key business partnerships of DTI. other companies. DTI believes these non-GAAP financial measures but are not limited to, statements regarding DTI and its management team’s expectations, These descriptions are based on DTI’s management team’s discussion with such provide useful information to management and investors regarding hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that counterparties, certain non-binding written agreements, which are not enforceable certain financial and business trends relating to DTI’s results of refer to projections, forecasts or other characterizations of future events or circumstances, and may not result in definitive agreements, and the latest available information operations. DTI believes that the use of these non-GAAP financial including any underlying assumptions, are forward-looking statements. Forward-looking and estimates as of the date of this presentation. measures provides an additional tool for investors to use in evaluating statements in this presentation may include, for example, statements about: (1) the demand ongoing operating results and trends in DTI. These non-GAAP financial for DTI’s products and services, which is influenced by the general level activity in the oil and Use of Projections: This presentation contains projected financial information with measures are subject to inherent limitations as they reflect the exercise gas industry; (2) DTI’s ability to retain its customers, particularly those that contribute to a respect to DTI. Such projected financial information constitutes forward-looking of judgment by management about which items of expense and income large portion of its revenue; (3) DTI’s ability to employ and retain a sufficient number of skilled information, is for illustrative purposes only and should not be relied upon as are excluded or included in determining these non-GAAP financial and qualified workers, including its key personnel; (4) DTI’s ability to source tools and raw necessarily being indicative of future results. Further, illustrative presentations are measures. Please refer to footnotes where presented on each page of materials at a reasonable cost; (5) DTI’s ability to market its services in a competitive not necessarily based on management’s projections, estimates, expectations or this presentation or to the tables herein for a reconciliation of these industry; (6) DTI’s ability to execute, integrate and realize the benefits of acquisitions, and targets but are presented for illustrative purposes only. DTI’s independent auditors measures to what DTI believes are the most directly comparable manage the resulting growth of its business; (7) potential liability for claims arising from have not audited, reviewed, compiled or performed any procedures with respect measure evaluated in accordance with GAAP. Reconciliation of historical damage or harm caused by the operation of DTI’s tools, or otherwise arising from the to the financial information projections for the purpose of their inclusion in this non-GAAP measures to comparable GAAP measures are provided in dangerous activities that are inherent in the oil and gas industry; (8) DTI’s ability to obtain presentation, and, accordingly, they did not express an opinion or provide any the Appendix. This presentation also includes certain projections of non- additional capital; (9) potential political, regulatory, economic and social disruptions in the other form of assurance with respect thereto for the purpose of this presentation. GAAP financial measures. Reconciliations of projected non-GAAP countries in which DTI conducts business, including changes in tax laws or tax rates; (10) The assumptions and estimates underlying such financial forecast information are financial measures to projected net income (loss) are provided in the DTI’s dependence on its information technology systems, in particular Customer Order inherently uncertain and are subject to a wide variety of significant business, Appendix. Adjusted Free Cash Flow is a performance measure, not a Management Portal and Support System, for the efficient operation of DTI’s business; (11) economic, competitive and other risks and uncertainties. See “Forward-Looking liquidity measure, and does not represent cash available for DTI’s ability to comply with applicable laws, regulations and rules, including those related to Statements” above. Actual results may differ materially from the results discretionary use. the environment, greenhouse gases and climate change; (12) DTI’s ability to maintain an contemplated by the financial forecast information contained in this presentation, effective system of disclosure controls and internal control over financial reporting; (13) the and the inclusion of such information in this presentation is not intended, and Rounding: Certain monetary amounts, percentages and other figures potential for volatility in the market price of DTI’s common stock; (14) the impact of increased should not be regarded, as a representation by any person that the results included in this presentation have been subject to rounding adjustments. legal, accounting, administrative and other costs incurred as a public company, including the reflected in such forecasts will be achieved. Further, the metrics referenced in this Certain other amounts that appear in this presentation may not sum due impact of possible shareholder litigation; (15) the potential for issuance of additional shares presentation regarding select aspects of DTI’s operations are presented to to rounding. of DTI’s common stock or other equity securities; (16) DTI’s ability to maintain the listing of its illustrate aspects of DTI’s business, should be read together with DTI’s SEC filings common stock on Nasdaq; and (17) other risks and uncertainties described from time to time and are not necessarily indicative of DTI’s performance or future performance or Trademarks: This presentation contains trademarks, service marks, in DTI’s most recent Forms 10-K, 10-Q and 8-K filed with or furnished to the SEC. These overall operations. Any views expressed herein reflect the judgment of DTI as of trade names and copyrights of DTI and other companies, which are the forward-looking statements are based on DTI management's current expectations and the date of this presentation and may be subject to change if DTI becomes aware property of their respective owners. Solely for convenience, some of the assumptions about future events and are based on currently available information as to the of any information, whether specific to a transaction or general (including changes trademarks, service marks, trade names and copyrights referred to in outcome and timing of future events. in prevailing capital markets conditions), which may have an impact on any such this presentation may be listed without the TM, SM, © or ® symbols, but views. You should not assume that any information in this overview is accurate as DTI will assert, to the fullest extent under applicable law, its rights to its DTI cautions that the foregoing list of factors is not exclusive and not to place undue reliance of any date other than the date hereof or as otherwise specified herein. There can trademarks, service marks, trade names and copyrights. Further, third- upon any forward-looking statements, including projections, which speak only as of the date be no assurance that historical trends will continue. party logos included in this presentation may represent past or present made. You should also carefully consider the risks and uncertainties described and the vendors or suppliers of materials and/or products to DTI for use in information presented in DTI’s current annual report on Form 10-K filed March 6, 2026 and Any investment in DTI’s common stock entails a high degree of risk. No assurance connection with its business or may be provided simply for illustrative in subsequent current, quarterly and annual reports filed with or furnished to the SEC, and in can be given that investors will receive a return on their capital, and investors could purposes only. Inclusion of such logos does not necessarily imply the Registration Statement on Form S-4 filed by DTI in connection with the proposed Saltire lose part or all of their investment. Investors should carefully consider the risk affiliation with or endorsement by such firms or businesses. There is no acquisition, including under “Risk Factors” therein. These filings or potential filings may factors in DTI’s SEC filings, including the Form S-4. guarantee that DTI will work, or continue to work, with any of the firms or identify and address other important risks and uncertainties that could cause actual events businesses whose logos are included herein in the future. and results to differ materially from those contained in the forward-looking statements referred hereto. DTI undertakes no obligation to update or revise publicly to any forward- looking statements or to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Built for Outperformance “At DTI, our focus remains on execution, innovation and building for the future. The energy landscape continues to evolve, and with our pending acquisition of Saltire, we are taking a transformative step toward the balanced, global platform we have been building since going public. Together, we expect to be a larger, more diversified and financially stronger company, with meaningful scale in both hemispheres and the flexibility to win in any market environment. “As we look ahead to 2027 and beyond, we enter this next chapter with momentum and as One DTI, united under a single brand, culture and purpose. We remain committed to profitable growth, disciplined capital allocation and strong free cash flow generation, which we believe will drive improved stockholder value for years to come.” Wayne Prejean Chairman of the Board and Chief Executive Officer 3

The Lifecycle to Provide Mission Critical Drilling Tools Sustainable financial results 26 service and support facilities Expanding global footprint DTI continues to expand globally with $40.6M extensive operations in North America, Europe, Middle East, Africa Q3 2026 revenue reflects broad and throughout Asia Pacific. scope and scale (1) $9.5M Extensive tool inventory comprised Q3 2026 Adj. EBITDA increased of approximately 63,000 tools sequentially as global rig count rose Active rental and market participation on approximately 50% of drilling rigs in North America and growing in the Eastern Hemisphere. (2) Q3 2026 Revenue Mix Efficient in -house manufacturing & repair facilities 81% 19% Building and maintaining existing fleet and future innovations at a Western Eastern competitive edge. Hemisphere: 15 Hemisphere: 11 service and support service and support facilities facilities 1) Adjusted EBITDA is a non-GAAP financial measure. See “Non-GAAP Financial Measures” in the appendix for reconciliations to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP. 2) Excludes the financial impact of intercompany eliminations. 4

Blue Chip Customer Base Across E&P and OFS Companies 325+ Master Service Agreements, many with leading service companies and E&P operators ▪ First-call supplier for leading oilfield service providers in North America ▪ DTI is actively expanding its customer base to further diversify its customer mix 5

DTI Leadership Team: Experience Matters Wayne Prejean Mike Domino Trent Pope Aldo Rodriguez Chairman and CEO EVP, Western Hemisphere EVP, Eastern Hemisphere EVP, Global Sales David Johnson Christian Middleton Veda Ragsdill Jameson Parker Chief Financial Officer VP, Finance VP, Corporate Services VP, Corporate Development Experienced, talented, and committed management team with a history of success 6

Our Customers & Why They Rent Tools Benefits operators receive from renting tools (1) Our customers Outsources logistics, inspection, storage & maintenance 11% Fills equipment supply gaps Oilfield Service Companies Immediate equipment availability E&P Operators 47% Other Focus CapEx on core operations 42% Eliminates equipment redeployment risk Control expenses & inventory Complex drilling, completions, and workover programs lead most operators and service providers to focus on core competencies while preferring to rely on third-parties for Access to the right equipment for any job rental tool support. Why rent from DTI? Our rental offering provides customer efficiency & value-additive solutions. 1) Represents YTD 2026 customer breakdown 7

Comprehensive offering to supply downhole technology across well construction and abandonment operations

Differentiated and extensive inventory of tools to address the wide-ranging needs of Oil & Gas customers across all regions.

Drilling

Drill Pipe, Hevi-Wate Drill Pipe, Drill Collars, Non-Magnetic Collars, Stabilizers, Bit Subs, Crossover Subs & Accessories (surface and downhole)

Wellbore optimization

Drill-N-Ream®, ClearPath™ Stabilizers & Sleeves, Dome Hybrid Reamer

Casing & completion

TurboCaser®, TurboRunner®, MechLok®

Plug & abandonment

Rubblizer™


MechLok®
Drill Collar
Drill-N-Ream®
Dome Hybrid Reamer
ClearPath™ Stabilizer
TurboRunner®
ClearPath™ Sleeve

Illustration shows a selection of DTI technologies. Completion, MWD and mud motors are currently not supplied by DTI.

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Modern Manufacturing & Repair Services: Responsive, Scalable and Low Cost ▪ Vertically integrated portion of Directional Tool Rentals (DTR) and rental tool business Broussard, LA ▪ Allows for cost control ▪ Provides a sustainable queue of tools ▪ Bit repair and manufacture ▪ Drill-N-Ream® support Vernal, UT ▪ Specializes in PDC tool technology ▪ High-spec machining equipment and facility ▪ Relocated to a new facility in 2024 ▪ Poised to better serve DTI’s client base through a fit-for-purpose facility Leduc, Canada ▪ Supports Canada and other international locations Ability to manufacture most of our rental tools enables cost reduction & control of supply chain. We purchase premium drill pipe and tubing from reputable and qualified third parties. Machine and repair equipment ensures product quality, increases product life, and improves fleet utilization. 9

Proprietary COMPASS Order Management System For customers For DTI ▪ Unique, proprietary ▪ Full catalog of tools and software and support equipment system ▪ Expedites order process ▪ Effective pricing controls ▪ Provides customers ▪ Transaction data centralized order analyzed for strategic management fleet management ▪ Customized, automated, ▪ Valuable information for accurate reporting data-based capital allocation decisions C ustomer O rder Management P ortal And S upport S ystem COMPASS provides the customer traceability and transparency in the rental tool process. Customers can order their own tools online through COMPASS with an “Amazon-style” experience. 10

Executing our Strategic Plan DTI achievements since becoming a public company in June 2023 Revenue Eastern Hemisphere Patented products Grown 19% 16 annually Up from 2 at public listing; Up from <1% of total Since going public in June 2023 ~150 active patents supporting revenue at IPO those technologies Recently announced the Saltire acquisition and have executed and fully integrated four additional acquisitions Acquisitions since IPO: Deep Casing Tools, Superior Drilling Products, European Drilling Projects and Titan Tools. Improved liquidity and strengthened the balance sheet: expanded the ABL Credit Facility from $60 million to (1) Balance sheet $80 million; added a $25 million term loan maturing in March 2029; improved Leverage Ratio to a conservative 1.1x at year-end 2025 Reaffirmed 2026 Revenue and Adjusted EBITDA outlook, revised Capital Expenditure and Adjusted Free Cash Guidance Flow outlook to reflect targeted growth investments made to support contract awards with compelling return profiles and rising demand in activity 1) Leverage Ratio reflects DTI’s Net Debt to Trailing Twelve-Month Adjusted EBITDA; Net Debt is Total Debt less Cash and Cash Equivalents. 11

Capital Allocation Strategy: Prioritizing Financial Strength Through a Disciplined Approach

DTI

01 Strategic acquisitions

- Announced four acquisitions in 2024 that further strengthened the business model & diversified the geographic footprint
- Recently announced Saltire acquisition

02 Debt paydown

- Strong track record of debt paydown
- Paid down more than $4 million of debt (net) in the third quarter of 2026
- Leverage Ratio(1) remains conservative despite continued third quarter investments to capitalize on offshore opportunities in Europe

03 Maintenance & organic growth investments

- Unique CapEx lever that enables DTI to selectively deploy capital for future strategic growth or harvest Adj. Free Cash Flow
- Investing in ClearPath™ stabilizer technology to address ramping demand in Europe's offshore markets

04 Return of capital to shareholders

- Repurchased approximately $2 million of DTI common stock since program adoption
- Allows DTI to opportunistically capitalize on dislocations between share price and perceived value
- Provides flexibility to optimize capital structure and to efficiently manage the equity base



"Our flexible CapEx model allowed us to invest in both hemispheres this year as activity improved, and our ClearPath investments in Europe's offshore markets are already generating revenue. Looking ahead, Saltire is expected to increase our Adjusted Free Cash Flow by more than 80% on a pro forma basis. Until we reach our target of approximately 1.0x net leverage within 24 months of closing, debt reduction will be our primary use of free cash flow, alongside high-return growth investments."

David Johnson Chief Financial Officer

1) Leverage Ratio reflects DTI's Net Debt to Trailing Twelve-Month Adjusted EBITDA; Net Debt is defined as Total Debt less Cash and Cash Equivalents.

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Organic Growth Drivers Technology Market reach New applications ▪ Expand scope of tools & ▪ Leverage our global footprint ▪ Positioned for drilling services through of distribution and sales applications outside of technological advancements channel to market traditional Oil and Gas ▪ Leading edge downhole ▪ Grow customer base and gain ▪ Geothermal, Lithium technology for extended global market share utilizing Exploration/Extraction, etc. reach drilling: Deep Casing acquisitions / technology Tools, next generation ▪ International markets ClearPath stabilizers, Drill-N- adopting unconventional Ream® and SafeFloat “shale type” drilling ▪ Trend towards longer laterals applications: DTI is well favors DTI’s new technology positioned to supply in those markets ▪ Stand to benefit as existing customers enter new international markets 13

One Company, One Culture, One Brand – One DTI Our new brand One company Every acquired business now operates under a single DTI name and identity ▪ All on one financial reporting system and the COMPASS platform Every business acquired, One culture under one roof with a A shared commitment to Strength, Innovation, and Performance common identity One playbook More than a new logo: the brand reflects A proven integration process to bring acquired who DTI has become assets and tools onto the DTI platform 14

Sustainable Growth: Executing the Plan in Any Environment (1) Revenue ($M) vs. Annual global rig count Adjusted Free Cash Flow ($M) vs. Annual global rig count $250 2,000 $25 2,000 $22.0 1,950 1,950 $19.2 $200 $20 $170.0 $17.2 1,900 1,900 $159.6 $154.4 $152.0 $150 $15 $155.0 1,850 1,850 1,800 1,800 $13.0 $100 $10 $7.3 1,750 1,750 $50 $5 1,700 1,700 $0 1,650 $0 1,650 FY 23 FY 24 FY 25 FY 26E FY 23 FY 24 FY 25 FY 26E Revenue FY 26E guidance range Adj. FCF FY 26E guidance range (3) (3) Annual global rig count Annual global rig count 1) Adjusted Free Cash Flow is a non-GAAP financial measure; see appendix for reconciliations. 2) FY 26E represents the Company’s outlook as of November 5, 2026 as shown on page 27. 3) Global rig count depicted for 2026E reflects the average Baker Hughes monthly rig count for the first nine months of 2026. 15

Components of Adjusted EBITDA Leveraging Flexibility to Maintain Capital Discipline and Harvest Adjusted Free Cash Flow Smart capital expenditures ($M) Commentary (1) $7.3 Adj. Free Cash Flow can be directly influenced by Growth CapEx strategy. $17.2 $24.1 $13.0 - $22.0 $19.2 Growth CapEx is company funded and can be scaled up or down $4.0 - $3.0 $7.9 $2.0 depending on market conditions to support growth initiatives or harvest $19.7 $18.2 Adj. Free Cash Flow. $18.0 - $20.0 $15.0 2023 2024 2025 2026E Maintenance CapEx is primarily Maintenance CapEx Growth CapEx Adj. Free Cash Flow funded by tool recovery revenue and helps keep our rental fleet relevant and sustainable. 2023 2024 2025 2026E (2) 13% 10% 11% ~ 12% Maintenance CapEx % of Revenue (2) Growth CapEx % of Revenue 16% 5% 1% 2% (1) 14% 43% 49% ~ 43% Adj. Free Cash Flow % of EBITDA Source: Company financials and management estimates. 2026E represents the Company’s outlook as of November 5, 2026 as shown on page 27. 1) Adjusted Free Cash Flow defined as Adjusted EBITDA less Gross Capital Expenditures. 2) Maintenance and Growth percentages for 2026E represent the current forecasted split as of November 5, 2026. 16

(1) Peer Adjusted Free Cash Flow Margin Comparisons (2) Peer Adj. FCF margin comparison 2025 Peer Adj. FCF margin comparison 2026E 20% 20% 17.4% 15.7% 15% 15% 12.0% 11.8% 10.8% 9.2% 10% 10% 7.8% 7.6% 7.5% 7.5% 5.2% 5% 5% 3.5% 0% 0% INVX DTI CLB OIS NOV BOOM INVX DTI OIS NOV CLB BOOM Lost or damaged equipment charges allow DTI to sustain its fleet, maintain relevant tools and Tool recovery revenue technology, and generate positive Adjusted Free Cash Flow throughout industry cycles. 1) Adjusted Free Cash Flow Margin is defined as Adjusted EBITDA less Gross Capital Expenditures divided by Total Revenue. 2) Uses midpoint of DTI’s 2026 guidance and FY26 consensus estimates for the peer group as of 11/3/26. All included peers reported Q3 results prior to 11/3/26. 17

(1) Significant Undervaluation Compared to Peers EV/EBITDA (2025A) EV/EBITDA (2026E) 11.5x 10.4x 9.7x 9.6x 8.1x 7.8x 7.7x 7.2x 7.1x 6.7x 2.7x 2.7x Manufacturers Diversified NAM Land Offshore NAM Land DTI Manufacturers Diversified Offshore NAM Land NAM Land DTI ² & Capital International Services Drillers & Drillers & Capital International Drillers & Services Drillers Equipment Supply Equipment Supply 1) Peer buckets compiled using Raymond James’ Public Company Energy Equipment & Services tracker. 2) DTI’s multiple was calculated using the stock price as of November 3, 2026, historical results and current company outlook. 18

Significant Consolidation Upside Targeting Accretive Acquisitions in a Large, Fragmented Industry Large fragmented Existing customer Large facility footprint industry relationships Large universe of potential DTI’s 325+ Master Service Geographic presence in all targets, primarily smaller, Agreements (MSAs), many of major markets enables quick specialized regional companies which are with leading service deployment of DTI’s suite of & individual products companies and E&P operators, products and services can accelerate growth DTI’s Commercialize “good Drilling efficiencies Product sophistication ideas” M&A Platform and experienced team Strategic emphasis on products Continue expanding into higher framework can quickly commercialize new that reduce rig days per well value, more sophisticated tools technologies that otherwise and therefore deliver higher (e.g., enhanced extended reach have a limited path to market margins and increased wellbore technologies) customer value DTI has established a framework and robust pipeline International to strategically consolidate the oilfield service rental expansion tool industry through accretive acquisitions. Continue to strategically review international markets and potential distribution partners 19

M&A Pipeline: Significant Consolidation Upside 500+ Large universe of potential targets 100+ Current M&A targets ~25 Active targets in the pipeline Unlocking value through Near-term priority targets acquisition and integration ~5 identified 20

Strategic Rationale: Saltire Energy Acquisition

DTI

Saltire Energy

Consideration
~$80M cash + 17.4M DTI shares

Purchase multiple
5.5x EV/EBITDA[1]

Saltire run-rate Adj. EBITDA
$22.5M, 45% margin

Expected close
Q1 2027[2]

01 Natural strategic fit

Similar operating models, distinct geographies and limited customer overlap

02 Transformational scale

Eastern Hemisphere rises to ~40% of pro forma revenue; fleet grows to 100,000+ tools (~63,000 at DTI)

03 Immediate financial enhancement

Expected to be accretive to Adj. EBITDA margin and Adj. FCF per share in Year 1

04 Compelling standalone economics

Not dependent on synergies; upside from commercial pull-through and IP deployment

05 Clear deleveraging path

Leverage ratio[3] falls from ~2.2x at close to ~1.0x within 24 months

06 Long-term seller alignment

Loggie family retains ~30% pro forma ownership; Saltire management joins DTI

1) Based on a purchase price of approximately $80 million of cash, 17.4 million shares of DTI common stock valued at a 20-day VWAP as of 10/1/26, and Saltire's run-rate EBITDA of $22.5 million.
2) Subject to DTI stockholder approval, customary regulatory approvals and closing conditions, and satisfaction of the financing conditions.
3) Leverage Ratio reflects DTI's Net Debt to Trailing Twelve-Month Adjusted EBITDA; Net Debt is Total Debt less Cash and Cash Equivalents.

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Saltire Pro Forma: Higher Margins, Stronger Cash Flow, Lower Leverage

	DTI 2026E guidance[(2)]	Saltire run-rate[(3)]	Pro forma DTI[(4)]
Revenue	$155M – $170M	$50.4M	$205M – $220M
Adj. EBITDA[(1)]	$35M – $45M	$22.5M	$58M – $68M
Adj. EBITDA margin	23% – 26%	45%	28% – 31%
Capital expenditures	$22M – $23M	$6.7M	$29M – $30M
Adj. Free Cash Flow[(1)]	$13M – $22M	$15.8M	$29M – $38M
Adj. FCF margin	8% – 13%	31%	14% – 17%

Leverage ratio[(5)]


~2.2x
~1.0x
>50%
Reduction
At close
In 24 months

Path to ~1.0x leverage ratio within 24 months

- Accretive to Adj. EBITDA margin and Adj. FCF per share in Year 1, without cost synergies
- Higher free cash flow funds immediate debt paydown
- Expected to strengthen balance sheet and improve financial profile

1) Adjusted EBITDA and Adjusted Free Cash Flow are non-GAAP financial measures; see the transaction press release published 10/8/2026. Adjusted Free Cash Flow is Adjusted EBITDA less Gross Capital Expenditures; margins are a percentage of Total Revenue.
2) Reflects DTI's FY2026 guidance as of November 5, 2026, and includes a lower Adjusted Free Cash Flow range resulting from targeted growth investments; guidance is subject to change dependent upon market conditions and investment decisions.
3) Saltire run-rate reflects management's estimates as of 10/8/2026; all foreign currency converted to USD.
4) Pro forma figures are the sum of DTI and Saltire, excluding any synergies and transaction costs.
5) Net Debt to Trailing Twelve-Month Pro Forma Adjusted EBITDA; Net Debt is Total Debt less Cash and Cash Equivalents. Estimated at deal close and within 24 months.

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Geographic segments Western and Eastern Hemisphere, the 2026 outlook and DTI’s growth strategy. In this section Western Hemisphere Overview Eastern Hemisphere Overview Eastern Hemisphere Expansion 2026 Financial Outlook Differentiated Growth Strategy 23

Western Hemisphere Overview: Sustainable Rental Activity with Major Market Share

DTI

Western Hemisphere

81%

of Q3 2026 revenue

- Sustainable rental activity with major market share: approximately 50% of all drilling rigs in North America utilize DTI tools and equipment
- Presence across all major basins in North America
- A market leader in the deep-water Gulf of America
- 15 service and support centers
- 3 manufacturing facilities



Q3 2026 product sales(1)

$7.4M

↑ 4% Q/Q

Q3 2026 tool rental(1)

$27.3M

↓ 2% Q/Q

Product service lines deployed

BHA rental tools	Subs, Stabilizers, Collars, Accessory Tools
Wellbore optimization	Drill-N-Ream®, ClearPath- Stabilizers & Sleeves
Tubular goods	Drill Pipe, Tubing, Handling Tools and Accessories
Pressure control	Blowout preventers and related equipment
Target Depth Technologies	TurboRunner®, TurboCaser®, MechLok®, Rubblizer™



"The Western Hemisphere is the foundation of DTI's business and continues to generate most of our revenue. In recent months, North American rig activity has improved, and we are already seeing a growing demand for our tools. We plan to utilize our market leading position and specialized suite of products to capture that demand as activity builds."

Mike Domino Executive Vice President, Western Hemisphere

1) Excludes the financial impact of approximately $2.0 million of intercompany eliminations.

24

Eastern Hemisphere Overview: Expanding International Market Share

Eastern Hemisphere

19%

of Q3 2026 revenue, up from 15% in Q3 2025[1]



Q3 2026 product sales[2]

$1.7M

↑294% Q/Q

Q3 2026 tool rental[2]

$6.2M

↑7% Q/Q

- Expanded international market share since 2024 with the acquisitions of Deep Casing Tools, European Drilling Projects, Titan Tools
- Expect international revenue growth as a percentage of total revenue in 2026
- Expanding footprint in Europe, the Middle East and Asia
- International fleet growing rapidly
- 11 international service and support centers
- Pending Saltire acquisition expected to raise the Eastern Hemisphere to ~40% of pro forma revenue

Product service lines deployed

BHA rental tools	Subs, Stabilizers, Collars, Accessory Tools, Hole Openers
Wellbore optimization	Drill-N-Ream®, ClearPath™ Stabilizer Technology, RSS Sleeves
Target Depth Technologies	TurboRunner®, TurboCaser®, MechLok®, Rubblizer™

1) Reflects an increase in Eastern Hemisphere total revenue contribution from 15% in Q3 2025 to 19% in Q3 2026.
2) Excludes the financial impact of approximately $2.0 million of intercompany eliminations.

25

Eastern Hemisphere Expansion for a Global Footprint

DTI

Global revenue split: Western | Eastern Hemisphere



'24
~92%
~8%
'25
~86%
~14%
'26
~81%
~19%
Pro Forma Saltire(1)
~60%
~40%
Western Hemisphere
Eastern Hemisphere



"Since 2024, we have grown our Eastern Hemisphere business from about 8% of revenue to roughly 19%, and our recent offshore investments in Europe related to our ClearPath technology are expected to increase that contribution to more than 20% on a year-end run-rate basis. Our pending acquisition of Saltire is expected to take that to approximately 40% of pro forma revenue. Together, we see a meaningful opportunity to introduce ClearPath, Drill-N-Ream and our Deep Casing Tools to a broader base of international operators and national oil companies."

Trent Pope Executive Vice President, Eastern Hemisphere

1) Pro forma revenue split considers all of Saltire's revenue contribution to be Eastern Hemisphere.

26

2026 Financial Outlook:
Delivering Adjusted Free Cash Flow Throughout the Cycle

DTI

Key guidance summary, FY 2026[3]

$ thousands	Low	High
Revenue	$ 155,000	$ 170,000
Adjusted EBITDA[1]	$ 35,000	$ 45,000
Adjusted Free Cash Flow[1][2]	$ 13,000	$ 22,000
Capital expenditures	$ 22,000	$ 23,000

01

2026 Adjusted Free Cash Flow impacted by ~$4 million of targeted growth investments to support long-term rental agreements that have already started generating revenue and will deliver compelling returns in future periods

02

Diversified service portfolio and geographic mix support Adjusted EBITDA margins of more than 20%, reflecting operational efficiency and cost discipline

03

Expect contribution from Eastern Hemisphere to continue growing as a percentage of total revenue in FY 2026

1) Adjusted EBITDA and Adjusted Free Cash Flow are non-GAAP financial measures; see appendix for reconciliations.
2) Adjusted Free Cash Flow defined as Adjusted EBITDA less Gross Capital Expenditures.
3) Guidance is subject to change dependent upon market conditions.

27

DTI’s Differentiated Growth Strategy Creates a Compelling Investment Profile 01 A market leader in downhole tools for the Oil & Gas industry Blue chip customers 02 03 Strategic model delivering through -cycle outperformance 04 Proven growth: organic & M&A in a fragmented industry 05 Strong balance sheet, low leverage, significant free cash flow Experienced and proven leadership team 06 07 Sustainable financial growth outlook 28

Additional information Corporate update, footprint and product line adoption, ESG and safety. In this section Corporate Update Footprint 2020 vs 2026 Product Line Adoption 2020 vs 2026 ESG & Safety 29

Corporate Update: Private Equity Overhang Eliminated (1) (2) Ownership profile as of 6/21/2023 Current ownership profile Improved float and liquidity ▪ HHEP completed its share distribution ▪ Approximately 90% of shares outstanding now in public float ▪ Former sponsor and insiders now 2.4% collectively hold a low double-digit minority ▪ Fully independent public company profile 45.6% 54.4% Board refresh: 3 new directors ▪ Ira H. Green, Daniel J. Kimes, Jeremy D. Thigpen 97.6% ▪ Strengthened governance framework ▪ Promotes alignment with next phase of growth Private equity Other Private equity Other 1) DTI’s first day of trading on NASDAQ. 2) Ownership profile is based on available management data as of last disclosure. 30

Eastern Hemisphere Expansion: Footprint in 2020 vs. 2026 2020 North America Europe 15 0 Middle East Asia 0 0 2026 North America Europe 15 4 Middle East Asia 5 2 31

Product Line Expansion: Market Adoption in 2020 vs. 2026 2020 Middle East 2026 Middle East 32

ESG & Safety are Integral to Our Success DTI is committed to environmental stewardship ▪ Continuous evaluations and control measures to ensure minimization of waste ▪ Pursuing highest levels of operational proficiency to reduce rework, and use of chemicals and waste Environmental ▪ Actively promoting recycling including extensive rental tool recycling and refurbishment programs & opportunities to redeploy equipment for energy transition markets such as geothermal, carbon capture and storage (CCS) and lithium extraction ▪ Identify and control exposures to limit potential injury and production interruptions or damages Social (+ safety) ▪ Continual contributions to local community events, charities and employee activities DTI’s leadership is focused on driving long -term value for all stakeholders by: (1) ▪ Executive accountability through the election of an independent board Governance ▪ Strong internal controls 33 1) A majority of our directors are independent for the purposes of the applicable Nasdaq and Securities and Exchange Commission rules.

Financial information Financial statements and reconciliations of non- GAAP measures (unaudited). In this section Income Statements Balance Sheet Cash Flow Statement Non-GAAP Reconciliations 2026 outlook Reconciliations 34

Three Months Ended 9/30/2026 Income Statement Drilling Tools International Corporation Condensed Consolidated Statements of Comprehensive Income (Loss) (Unaudited) (In thousands of U.S. dollars and rounded) Three months ended September 30, 2026 2025 Revenue, net: Tool rental $ 3 1,969 $ 3 1,859 Product sale 8,676 6,958 Total revenue, net 40,645 3 8,817 Costs and other deductions: Cost of tool rental revenue 7 ,316 7,086 Cost of product sale revenue 3,541 3 ,027 Selling, general, and administrative expense 21,401 20,414 Depreciation and amortization expense 6 ,974 6,834 Interest expense, net 1 ,143 1 ,336 Loss (gain) on asset disposal 382 (1) Goodwill impairment — — Other operating and non-operating expense, net 3,007 588 Total costs and other deductions 43,764 39,284 Income (loss) before income tax expense (3,119) (467) Income tax benefit (expense) 487 (437) Net income (loss) $ (2,632) $ (904) Less: Net income (loss) attributable to non-controlling interest 5 (1) Net income (loss) attributable to Drilling Tools International shareholders $ (2,637) $ (903) Basic earnings (loss) per share $ (0.07) $ (0.03) Diluted earnings (loss) per share $ (0.07) $ (0.03) Basic weighted-average common shares outstanding 35,282,224 3 5,386,122 Diluted weighted-average common shares outstanding 3 5,282,224 35,386,122 Comprehensive income (loss): Net income (loss) $ (2,632) $ (904) Foreign currency translation adjustment, net of tax 19 (605) Comprehensive income (loss) (2,613) (1,509) Less: comprehensive income (loss) attributable to non-controlling interest 5 (1) Comprehensive income (loss) attributable to Drilling Tools International shareholders $ (2,618) $ (1,508) 35

Nine Months Ended 9/30/2026 Income Statement Drilling Tools International Corporation Condensed Consolidated Statements of Comprehensive Income (Loss) (Unaudited) (In thousands of U.S. dollars and rounded) Nine months ended September 30, 2026 2025 Revenue, net: Tool rental $ 9 0,451 $ 99,148 Product sale 2 6,225 21,970 Total revenue, net 1 16,676 121,118 Costs and other deductions: Cost of tool rental revenue 2 2,721 2 2,176 Cost of product sale revenue 10,161 9,078 Selling, general, and administrative expense 61,523 63,046 Depreciation and amortization expense 2 0,817 20,386 Interest expense, net 3,267 3,981 Loss (gain) on asset disposal 380 70 Goodwill impairment — 1,901 Other operating and non-operating expense, net 4,889 4 ,434 Total costs and other deductions 123,758 125,072 Income (loss) before income tax expense (7,082) (3,954) Income tax benefit (expense) 1,120 (1,024) Net income (loss) $ (5,962) $ (4,978) Less: Net income (loss) attributable to non-controlling interest 3 (1) Net income (loss) attributable to Drilling Tools International shareholders $ (5,965) $ (4,977) Basic earnings (loss) per share $ (0.17) $ (0.14) Diluted earnings (loss) per share $ (0.17) $ (0.14) Basic weighted-average common shares outstanding 35,200,688 35,516,692 Diluted weighted-average common shares outstanding 3 5,200,688 3 5,516,692 Comprehensive income (loss): Net income (loss) $ (5,962) $ (4,978) Foreign currency translation adjustment, net of tax (604) 2 ,536 Comprehensive income (loss) (6,566) (2,442) Less: comprehensive income (loss) attributable to non-controlling interest 3 (1) Comprehensive income (loss) attributable to Drilling Tools International shareholders $ (6,569) $ (2,441) 36

As of 9/30/2026 Balance Sheet Drilling Tools International Corporation Condensed Consolidated Balance Sheets (Unaudited) (In thousands of U.S. dollars and rounded) September 30, December 31, 2026 2025 ASSETS Current assets Cash $ 2 ,965 $ 3 ,648 Accounts receivable, net 44,607 37,683 Related party note receivable, current 2 ,054 1 ,541 Inventories 16,334 18,149 Prepaid expenses and other current assets 6,051 3,866 Total current assets 7 2,011 64,887 Property, plant and equipment, net 6 9,247 7 2,602 Operating lease right-of-use asset 23,416 2 5,181 Intangible assets, net 37,578 39,674 Goodwill, net 14,542 1 4,616 Deferred financing costs, net 463 468 Related party note receivable, less current portion 3 ,406 3,836 Deposits and other long-term assets 1,387 917 Total assets $ 2 22,050 $ 2 22,181 LIABILITIES AND SHAREHOLDERS' EQUITY Current liabilities Accounts payable $ 15,246 $ 9 ,785 Accrued expenses and other current liabilities 8,695 1 0,711 Current portion of operating lease liabilities 4 ,423 4,335 Current maturities of long-term debt 6 ,188 5 ,989 Total current liabilities 34,552 30,820 Operating lease liabilities, less current portion 1 9,762 21,494 Revolving line of credit 37,017 25,000 Long-term debt, less current portion 7 ,207 14,827 Deferred tax liabilities, net 5,476 7,167 Total liabilities 1 04,014 99,308 Commitments and contingencies Shareholders' equity Common stock, $0.0001 par value, shares authorized 125,000,000; issued 36,057,592 and 35,661,297, respectively; outstanding 35,282,224 and 35,156,128, respectively 4 4 Less: Treasury stock at cost, 775,368 and 505,169 shares, respectively (2,192) (1,265) Additional paid-in-capital 1 33,457 1 30,801 Accumulated deficit (13,308) (7,343) Accumulated other comprehensive income (loss) 60 664 Total Drilling Tools International shareholders' equity 1 18,021 122,861 Non-controlling interest 15 12 Total equity 1 18,036 122,873 Total liabilities and shareholders' equity $ 2 22,050 $ 222,181 37

Nine Months Ended 9/30/2026 Cash Flow Statement 38

Reconciliation of Three Months Ended 9/30/2026 Adjusted EBITDA Drilling Tools International Corporation Reconciliation of GAAP to Non-GAAP Measures (Unaudited) (In thousands of U.S. dollars and rounded) Three months ended September 30, 2026 2025 Net income (loss) $ (2,632) $ (904) Add (deduct): Income tax expense (benefit) (487) 437 Depreciation and amortization 6 ,974 6 ,834 Interest expense, net 1,143 1,336 Stock-based compensation 929 637 Management fees 188 188 Loss (gain) on asset disposal 382 (1) Transaction expense 2 ,153 171 Other operating and non-operating expense, net 853 417 Adjusted EBITDA $ 9,503 $ 9 ,115 39

Reconciliation of Nine Months Ended 9/30/2026 Adjusted EBITDA Drilling Tools International Corporation Reconciliation of GAAP to Non-GAAP Measures (Unaudited) (In thousands of U.S. dollars and rounded) Nine months ended September 30, 2026 2025 Net income (loss) $ (5,962) $ (4,978) Add (deduct): Income tax expense (benefit) (1,120) 1,024 Depreciation and amortization 2 0,817 20,386 Interest expense, net 3 ,267 3,981 Stock-based compensation 2,556 1 ,820 Management fees 563 563 Loss (gain) on asset disposal 380 70 Goodwill impairment — 1 ,901 Transaction expense 3 ,387 1,118 Other operating and non-operating expense, net 1 ,501 3,317 Adjusted EBITDA $ 2 5,389 $ 2 9,202 40

Reconciliation of Three Months Ended 9/30/2026 Adjusted Free Cash Flow Drilling Tools International Corporation Reconciliation of GAAP to Non-GAAP Measures (Unaudited) (In thousands of U.S. dollars and rounded) Three months ended September 30, 2026 2025 Net income (loss) $ (2,632) $ (904) Add (deduct): Income tax expense (benefit) (487) 437 Depreciation and amortization 6,974 6 ,834 Interest expense, net 1,143 1,336 Stock-based compensation 929 637 Management fees 188 188 Loss (gain) on asset disposal 382 (1) Transaction expense 2,153 171 Other operating and non-operating expense, net 853 417 Capital expenditures (5,727) (3,542) Adjusted Free Cash Flow $ 3,776 $ 5,573 41

Reconciliation of Nine Months Ended 9/30/2026 Adjusted Free Cash Flow Drilling Tools International Corporation Reconciliation of GAAP to Non-GAAP Measures (Unaudited) (In thousands of U.S. dollars and rounded) Nine months ended September 30, 2026 2025 Net income (loss) $ (5,962) $ (4,978) Add (deduct): Income tax expense (benefit) (1,120) 1 ,024 Depreciation and amortization 2 0,817 2 0,386 Interest expense, net 3,267 3 ,981 Stock-based compensation 2 ,556 1,820 Management fees 563 563 Loss (gain) on asset disposal 380 70 Goodwill impairment — 1,901 Transaction expense 3 ,387 1 ,118 Other operating and non-operating expense, net 1 ,501 3,317 Capital expenditures (17,643) (16,136) Adjusted Free Cash Flow $ 7,746 $ 1 3,066 42

Reconciliation of Three Months Ended 9/30/2026 Adjusted Net Income (Loss) Drilling Tools International Corporation Reconciliation of GAAP to Non-GAAP Measures (Unaudited) (In thousands of U.S. dollars and rounded) Three months ended September 30, 2026 2025 Net income (loss) $ (2,632) $ (904) Add (deduct): Transaction expense 2,153 171 Restructuring charges 235 491 Software implementation 154 193 Income tax expense (benefit) (487) 437 Adjusted Income Before Tax $ (577) $ 388 Adjusted Income tax expense (benefit) (144) 97 $ (433) $ 291 Adjusted Net Income (loss) Adjusted Basic earnings (loss) per share $ (0.01) $ 0 .01 Adjusted Diluted earnings (loss) per share $ (0.01) $ 0.01 Basic weighted-average common shares outstanding 35,282,224 35,386,122 Diluted weighted-average common shares outstanding 35,282,224 35,396,579 43

Reconciliation of Nine Months Ended 9/30/2026 Adjusted Net Income (Loss) Drilling Tools International Corporation Reconciliation of GAAP to Non-GAAP Measures (Unaudited) (In thousands of U.S. dollars and rounded) Nine months ended September 30, 2026 2025 Net income (loss) $ (5,962) $ (4,978) Add (deduct): 3,387 1 ,118 Transaction expense — 1,901 Goodwill impairment 496 1 ,489 Restructuring charges Software implementation 508 641 Income tax expense (benefit) (1,120) 1 ,024 $ (2,691) $ 1,195 Adjusted Income Before Tax Adjusted Income tax expense (benefit) (673) 299 Adjusted Net Income (loss) $ (2,018) $ 896 Adjusted Basic earnings (loss) per share $ (0.06) $ 0 .03 Adjusted Diluted earnings (loss) per share $ (0.06) $ 0.03 35,200,688 35,516,692 Basic weighted-average common shares outstanding 3 5,200,688 3 5,608,629 Diluted weighted-average common shares outstanding 44

Reconciliation of 2026 Outlook Net Income (Loss) to Adjusted EBITDA Drilling Tools International Corporation Reconciliation of Estimated Consolidated Net Income (Loss) to Adjusted EBITDA (In thousands of U.S. dollars and rounded) (Unaudited) Twelve months ended December 31, 2026 Low High Net income (loss) $ (5,800) $ 1,500 Add (deduct): Interest expense, net 4,100 4,400 Income tax expense (benefit) (500) (400) Depreciation and amortization 27,500 28,000 Management fees 700 800 Other expense 2,100 2,400 Stock-based compensation 3,400 3,600 Goodwill impairment - - Transaction expense 3,500 4,700 Adjusted EBITDA $ 35,000 $ 45,000 Revenue 155,000 170,000 Adjusted EBITDA Margin 23% 26% 45

Reconciliation of 2026 Outlook Net Income (Loss) to Adjusted Free Cash Flow Drilling Tools International Corporation Reconciliation of Estimated Consolidated Net Income (Loss) to Adjusted Free Cash Flow (In thousands of U.S. dollars and rounded) (Unaudited) Twelve months ended December 31, 2026 Low High $ (5,800) $ 1,500 Net income (loss) Add (deduct): Interest expense, net 4,100 4,400 Income tax expense (benefit) (500) (400) Depreciation and amortization 2 7,500 2 8,000 Management fees 700 800 Other expense 2,100 2,400 Stock-based compensation 3,400 3,600 Goodwill impairment - - Transaction expense 3,500 4,700 Capital expenditures (22,000) (23,000) Adjusted Free Cash Flow $ 13,000 $ 22,000 Adjusted Free Cash Flow Margin 8% 13% 46